Pillsbury Winthrop Shaw Pittman LLP

50 Fremont Street | San Francisco, CA 94105-2228 | tel 415.983.1000 | fax 415.983.1200

MAILING ADDRESS: P. O. Box 7880 | San Francisco, CA 94120-7880

July 18, 2012

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, DC 20549

Attention: Larry Spirgel

Re:	Performant Financial Corporation File No. 333-182529

Dear Mr. Spirgel:

On behalf of Performant Financial Corporation (the “Registrant”), the Registrant is hereby advising the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission of its anticipated initial public offering (“IPO”) price range in order to assist the Staff in finalizing its review. In consultation with its underwriters, the Registrant currently anticipates that its preliminary estimated IPO price range will be between $26 and $30 per share ($13-$15 after taking into account the proposed 1-for-2 forward stock split to be effective prior to completion of the IPO). The underwriters are continuing to develop a valuation model, and as a result, are not in a position to provide the Registrant with a formal two dollar proposed IPO price range. As such, this price range is based on current market information and may change in the future. The Registrant expects to provide, on a confidential basis, another IPO price range once a more formal valuation process has been completed by its underwriters.

Please do not hesitate to contact me at (415) 983-7480 with any questions.

Very truly yours,

/s/ Blair W. White

Blair W. White

www.pillsburylaw.com